Contact

www.linkedin.com/in/ying-z-xense
(LinkedIn)

Ying Z.

CEO/CTO, Founder, Meta CT, Molecular Sciences, AI
Irvine

Experience

XENSE
CEO, CTO & Founder
December 2017 - Present (4 years 7 months)
Irvine, California, United States

LIVE BETTER (TM)

Education

Columbia University in the City of New York
Master of Science - MS, Electrical and Electronics Engineering · (2001 - 2003)

Boston University
Master's Art, Microbiology, General

University of Connecticut
Bachelor of Science - BS, Cell/Cellular and Molecular Biology